# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### March 19, 2010

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Cavalier Homes, Inc.

### File No. 005-39006 - CF#23115

_____

Legacy Housing, LTD, GPLH, LC, Shipley Brothers, LTD, K-Shipley, LLC, D-Shipley, LLC, B-Shipley, LLC, Federal Investor Servicing, LTD, Federal Investors Management, LC, Kenneth E. Shipley, Curtis D. Hodgson, Douglas M. Shipley, and Billy J. Shipley,  submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Schedule 13D filed on February 3, 2009 relating to their beneficial ownership of common shares of Cavalier Homes, Inc.

Based on representations by Legacy Housing, LTD, GPLH, LC, Shipley Brothers, LTD, K-Shipley, LLC, D-Shipley, LLC, B-Shipley, LLC, Federal Investor Servicing, LTD, Federal Investors Management, LC, Kenneth E. Shipley, Curtis D. Hodgson, Douglas M. Shipley, and Billy J. Shipley  that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 99.1 | through January 1, 2019 |
| Exhibit 99.2 | through January 1, 2019 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michele Anderson
Chief, Office of Mergers & Acquisitions